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                                                                Exhibit 99.6


                               CONSENT OF AUDITORS


The Board of Directors
Celestica Inc.

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66726,
333-63112 and 333-88210) and on Forms F-3 (Nos. 333-12272, 333-50240 and
333-69278) of Celestica Inc. of our report to the Board of Directors and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences (relating to the adoption by the Company of CICA Handbook Section 1581 - Business Combinations, CICA Handbook Section 3062 - Goodwill and Other Intangible Assets, and CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments) dated January 21, 2003, with respect to the consolidated balances sheets of Celestica Inc. as of December 31, 2001 and 2002 and the related consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2002, which report and Comments for U.S. Readers on Canada-U.S. Reporting Difference are filed as an exhibit on the Current Report on Form 6K of Celestica Inc. dated March 2003.

Toronto, Canada                                           /s/ KPMG LLP
January 21, 2003                                          Chartered Accountants